UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 221st FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A.

HELD ON OCTOBER 06th, 2023

1.   DATE, TIME AND VENUE: On October 06, at 07:40 p.m., held remotely as provided for in Article 17, sole paragraph of the Internal Rules of the Fiscal Council of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The entire Fiscal Council of the Company (“Fiscal Council”) was present, who subscribe these minutes, establishing, therefore, quorum. The Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, also attended the meeting as Secretary.

3.       AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Fiscal Council unanimously decided as follows:

3.1.  STATEMENT OF INTEREST ON CAPITAL: The proposal for the statement of Interest on Capital (“IoC”) to be submitted to the Company’s Board of Directors, was appreciated in the following terms:

“The proposal to declare Interest on Capital (“IoC”) based on the balance sheet of August 31, 2023, in the gross amount of R$ 150,000,000.00, corresponding to R$ 127,500,000.00 net of withholding income tax, was approved. The interest per share is equivalent to R$ 0.09054928471[1], of which R$ 0.07696689200[1] net of income tax.

The IoC shall be credited individually to the shareholders, in accordance with the shareholding position in the Company’s records at the end of October 23, 2023. As of October 24, 2023, the shares will be negotiated as “ex-interests”.

The IoC net amount will be included in the minimum mandatory dividend for fiscal year ending on December 31, 2023, ad referendum to the General Meeting of Shareholders to be held in 2024, and the payment will be made until April 30, 2024, the date to be set by the Company’s Board of Directors.”

[1] The amount per share was calculated considering the shareholding position of 09.30.2023. Due to the Company’s Share Buyback Program, the value per share may suffer changes, considering the shareholding base of 10.23.2023.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 221st FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A.

HELD ON OCTOBER 06th, 2023

Unanimously, the members of the Fiscal Council approved the proposal, given that they consider it to be in compliance with the applicable legislation.

4.       CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, October 06, 2023.

_______________________________	_______________________________
Gabriela Soares Pedercini	Stael Prata Silva Filho
_______________________________	_______________________________
Luciana Doria Wilson	Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 10, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director